SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

Commission File Number     0-17267

(Check One):

[X] Form 10-K and Form 10-KSB    [  ] Form 11-K

[  ] Form 20-F    [  ] Form 10-Q and Form 10-QSB    [  ] Form N-SAR

For period ended    December 31, 2001

[  ] Transition Report on Form 10-K and Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q and Form 10-QSB
[  ] Transition Report on Form N-SAR

For transition period ended    _________________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



PART I
REGISTRATION INFORMATION

Full name of registrant:    Mallon Resources Corporation

Former Name if Applicable  ________________________________________

Address of principal executive office (Street and number)

   999 18th Street, Suite 1700

City, state and zip code      Denver, CO  80202

PART II
RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

    State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

    The Company cannot file its Form 10-K within the prescribed time period because the Company's independent auditor, Arthur Andersen LLP, has been unable to complete its work without undue effort and expense.


PART IV
OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification.

       Roy K. Ross      (303)           293-2333
       (Name)        (Area Code)    (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

       [X] Yes     [  ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       [  ] Yes     [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Mallon Resources Corporation
(Name of Registrant as Specified in Charter)

    Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 1, 2002    By  _____/s/ Roy K. Ross____________________________
                            Roy K. Ross, Executive Vice President

Index to Exhibits

Exhibit A  -  Statement of Arthur Andersen LLP
Form 12b-25, page 2